Exhibit 12.1

UAP Holding Corp.

Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

	Combined Predecessor Entity ConAgra Agricultural Products Business							UAP Consolidated Holding Corp.
	Fiscal Year Ended					Thirteen Weeks Ended May 23, 2003	Thirty-Nine Weeks Ended November 23, 2003	Thirteen Weeks Ended February 22, 2004	Fourteen Weeks Ended May 30, 2004
	2000	2001	2002		2003
Fixed Charges as Defined:
Interest expense	$45,136	$62,350	$44,898		$24,421	$4,400	$12,913	$8,425	12,132
Interest component of lease rent	16,265	17,954	17,666		15,199	3,345	10,223	3,174	3,326

Total fixed charges (A)	$61,401	$80,304	$62,564		$39,620	7,745	$23,136	$11,599	15,458

Earnings as Defined:
Pretax income (loss)	$71,873	$2,874	$(48,636)		$48,247	52,691	$66,053	$15,442	42,016
Add fixed charges	61,401	80,304	62,564		39,620	7,745	23,136	11,599	15,458

Earnings and fixed charges (B)	$133,274	$83,178	$13,928		$87,867	60,436	$89,189	$27,041	57,474

Ratio of earnings to fixed charges (B/A)	2.17x	1.04x	—	(a)	2.22x	7.80x	3.85x	2.33x	3.72x

(a) For fiscal 2002, the ConAgra Agricultural Products Business’ earnings were insufficient to cover fixed charges by $48.6 million.